August 23, 2018

Jun Xu
Chief Executive Officer and Director
360 Finance, Inc.
China Diamond Exchange Center, Building B
No. 555 Pudian Road, No. 1701 Century Avenue
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: 360 Finance, Inc.
           Draft Registration Statement on Form F-1
           Submitted July 27, 2018
           CIK No. 0001741530

Dear Mr. Xu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 27, 2018

Prospectus Summary
Overview, page 1

1. Please disclose the necessary qualifications, including any income requirements, for
       "prime borrowers" and provide support for your belief that this market is "underserved."
       In addition, disclose that all loans are unsecured and non-recourse or explain otherwise.
 Jun Xu
FirstName LastNameJun Xu
360 Finance, Inc.
Comapany Name360 Finance, Inc.
August 23, 2018
August 23, 2018 Page 2
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FirstName LastName
2. Please disclose the approval rate for credit applications in a recent period, as well as the proportion of applicants referred to Beijing Qibutianxia and your associated referral fees.
3. Please outline the terms of your dual class share structure and disclose the material implications therefrom. For example, if true, please disclose that Mr. Zhou will have the ability to control the outcome of all corporate governance matters so long as he holds at least 4.8% of your total outstanding share capital in Class B shares. Please further disclose whether you will be a controlled company under the applicable listing standards and if you will be eligible to rely on any exceptions to this definition. Please make conforming revisions to the risk factor on pages 59 and 60.
4. Please disclose the averages and ranges for the credit lines, drawdowns, and "variable tenors" that your platform offers borrowers, as well as all fees or interest charged. Please separately highlight the percentage of loans exceeding 24% APR at both December 31,
         2017 and the most recent practicable date as we note your disclosures on pages 112 and
         127. Please also briefly discuss the legal implications on loans with rates over 24%.
5. Please revise to update the tables on page 2 as of the most recent practicable date and also add 2 tables for quarterly revenues and quarterly profit/losses.
Our Strengths, page 3

6. We note that your prospectus summary includes a discussion of your competitive strengths and business strategy. Please balance this disclosure by including a brief summary of the most significant risks that your business faces in this section of your prospectus.
The Offering, page 10

7. Please revise to compare the ownership and voting interests for investors in this offering with those of your existing shareholders. Please make conforming revisions to the diagram on page 77.
Summary Combined Financial and Operational Data, page 12

8. We note your presentation of financial assets receivable on page 13 and elsewhere in the filing. Please revise the financial assets receivable caption here and elsewhere as appropriate to clarify that the balances have no allowance (i.e. net of allowance).
Risk Factors
Risks Related to Our Business and Industry
The laws and regulations governing the online consumer finance industry..., page 17

9. We note you are in the process of making several adjustments to your business practices in response to recent regulatory guidance in China, including Circular 141 and Circular
         56, but may not be fully compliant at this time. Please revise the bulleted list on page 18
 Jun Xu
FirstName LastNameJun Xu
360 Finance, Inc.
Comapany Name360 Finance, Inc.
August 23, 2018
August 23, 2018 Page 3
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         to quantify your progress on these changes as of a recent date. For example, please quantify for us and in your disclosures the amount of originations and proportion of funding partners for which you still collect repayments directly, without third-party payment channels, and provide, if possible, an estimate of when you will no longer engage in this practice. Please also quantify the proportion and balance of loans outstanding exceeding 24% APR and 36% APR during a recent period and, to the extent material, contrast this with your historical operations. Please also disclose potential material penalties for violating this recent regulatory guidance, both historically and going forward.
Risks Related to Our ADSs and This Offering
We have granted, and may continue to grant, share incentive awards..., page 61

10. Please disclose that the maximum number of ordinary shares which may be issued under your 2018 Share Incentive Plan may increase annually by an amount up to 1% of the total number of ordinary shares then issued and outstanding, as disclosed on page 144.
Use of Proceeds, page 67

11. Please revise to disclose the current intentions, including amounts, with regard to using proceeds to make loans and capital investments in related or other entities.
Dilution, page 71

12. Please update as of the most recent practicable date and add a footnote to each table disclosing the impact assuming all options (see page 61) are exercised.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Specific Factors Affecting Our Results of Operations, page 84

13. We note your discussion of the historical first year utilization rate. Please revise here, and elsewhere as appropriate, to quantify and discuss repeat borrower origination volume separately from new origination volume.
Loan Performance Data, page 85

14. We note your disclosure that the Loan Performance Data section shows the effectiveness of the Company's risk management. The subsequent graph on page 86 appears to show
         M1+ delinquency rate by vintage. However, you appear to reference the M3+
         delinquency rate in the "Ability to effectively manage risks" section on page 85 and in multiple other locations within the filing as an important metric (e.g., pages 106, 109).
         Please therefore revise your disclosures to present trends for both rates.
15. Tell us if the M1+ and M3+ delinquency rates have any impact or relationship with the historical loss experience, delinquency, or other factors used in the computation of your allowance for loans and advances losses as described in your financial statements (e.g.
         Allowance for Loans Losses as discussed on page F-18).
 Jun Xu
FirstName LastNameJun Xu
360 Finance, Inc.
Comapany Name360 Finance, Inc.
August 23, 2018
August 23, 2018 Page 4
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FirstName LastName
Key Components of Our Results of Operations, page 87

16. We note your disclosure that 29.1% of your revenues in 2017 came from "other", which you state is primarily comprised of revenue from referrals and advertisements. Please tell us, and revise your disclosures to state, how much of the total is attributable to each of these components.
Discussion of Certain Balance Sheet Item, page 92

17. We note your disclosure here and elsewhere, such as page F-17, that restricted cash consists mainly of security deposits related to loan facilitation services. Please address the items below, revising your disclosures where necessary.
           Specify the types and proportion of funding partners that require this arrangement.
           Tell us at what point in your process money would be contributed or removed from these balances.
           Noting your disclosure on page 114 that you are "actively modifying" your historical practice of setting aside guarantee deposits, describe how you are modifying this practice, and clarify whether such deposits are the same as the security deposits noted
             here and elsewhere in the filing.
18.      Revise to add discussion of Amounts Due to Related Parties.
Industry, page 101

19. Please provide us with a copy of the Oliver Wyman Report, translated into English, if applicable. Please refer to Securities Act Rule 418 for additional guidance.
Business
Our Products
Product Pricing, page 111

20. Please explain why the Totals, for year ended December 31, 2017, on the Table on page
         112 do not reconcile with loan investments on page F-11.
Our Funding
Institutional Funding Partners
Guarantee for funding partners, page 114

21. We note that you provide "back guarantees" to licensed third party guarantee companies.
         Please revise to clarify the terms and conditions of these back guarantees. Disclose whether or not any back guarantees have been redeemed and quantify accordingly. Tell us how the back guarantees are accounted for within your financial statements.
 Jun Xu
FirstName LastNameJun Xu
360 Finance, Inc.
Comapany Name360 Finance, Inc.
August 23, 2018
August 23, 2018 Page 5
Page 5
FirstName LastName
Our Transaction Process, page 116

22. We note that your transaction flowchart on page 116 and the accompanying narrative do not appear to include your referral process. Please revise or insert an additional flowchart and revise your narrative to show and discuss this type of transaction.
Risk Management
Proprietary credit scoring and risk models, page 119

23. Please revise to materially describe the type or types of variables analyzed to generate both your Argus RM Model's "A-Score" and "B-Score," highlighting the material differences between the two.
24. Please disclose how often and to what degree you "adjust credit limits" and whether you do so proactively or only in response to drawdown requests. Employees, page 123

25. Please expand your disclosure regarding the two new companies to be formed. Please disclose the purpose of the companies, the anticipated costs to establish including facilities costs and revise the organizational charts to indicate how they will be connected to the existing organization.
Regulations, page 125

26. Please revise each of the sections discussed to indicate the current impact on the company's current business and operations and potential future impact. Principal And Selling Shareholders, page 146

27. We note your disclosure in footnotes (8) through (11) on page 147 that the majority of your Class C ordinary shares are held by companies which are wholly owned by companies with variations of the name "Zhuhai Qixin [] Information Technology Co.,
         Ltd." Please disclose the ultimate beneficial owner or owners of these shares and revise your table to aggregate shares held by the same beneficial owner regardless of where such shares are held. Please also make conforming revisions to the other companies identified in your table, as necessary. Please refer to General Instruction F and
Item 7.A of Part I of
         Form 20-F for guidance.
Related Party Transactions
Transactions with Qihoo 360, page 148

28. Please revise to materially describe the "services" provided both by and to Qihoo 360 and provide sufficient context to understand the nature and extent of each service.
 Jun Xu
FirstName LastNameJun Xu
360 Finance, Inc.
Comapany Name360 Finance, Inc.
August 23, 2018
August 23, 2018 Page 6
Page 6
FirstName LastName
Description of American Depositary Shares
Governing Law, page 170

29. We note apparently conflicting disclosure concerning the available forums for claims under the federal securities laws. Please revise or advise whether holders of your ADSs may only institute claims "in a state or federal court in New York" as disclosed on page
         56, or if such claims may be heard "in any competent court in the Cayman Islands, Hong
         Kong, the People's Republic of China and/or the United States" as disclosed on page 170.
Audited Combined Financial Statements of Shanghai Qiyu Information Technology Co., Ltd.
and Fuzhou 360 Microcredit Co., Ltd.
Combined Statements of Operations..., page F-8

30. Please revise your presentation of Provision for Loan Losses by moving it up under
         Financing Income, showing a subtotal of "Financing Income net of Provision for Loan
         Losses" within the net revenue section of the income statement.
31. Please revise the column header to include the actual date of inception.
32. Please revise to include earnings per share pursuant to ASC 260-10-45, Rule 5-03 of Reg.
         S-X, and Item 8(b) of Form F-1, or tell us why it is not necessary, citing the relevant authoritative guidance. Additionally, include a corresponding discussion within the notes where appropriate regarding earnings per share.
Notes to the Combined Financial Statements
Summary of Significant Accounting Policies
Consolidated Trusts, page F-13

33. We note that you have provided guarantees to the consolidated trusts by agreeing to repurchase any loans that are delinquent for 60 to 90 days, from which the Group absorbs the credit risk of the Trusts resulting from borrowers' delinquencies. Please revise here, or elsewhere if appropriate, to quantify the amounts of such repurchases for the periods presented.
Revenue recognition, page F-15

34. We note your disclosure regarding incentive coupons on page F-16. Please revise to clarify whether these coupons are separate from the borrower referral program discussed on page 110. Further, revise to clarify whether the service fee reduction is recognized at the point in time the coupon is redeemed, or if the service fee reduction is spread ratably across the life of the loan.
35. Please tell us and revise your disclosures to address how the borrower referral program discussed on page 110 is considered when recognizing revenue. Tell us what incentives are given in the borrower referral program.
 Jun Xu
360 Finance, Inc.
August 23, 2018
Page 7
Guarantee Liabilities, page F-19

36. Please tell us and disclose, as necessary, if there are any circumstances in which you would be responsible for paying borrowers or funding partners if a third party payment processor fails to transfer funds timely.
General

37. Please provide us with copies of sample agreements that you enter into with various counterparties during the transactional process; i.e., borrower agreements, funding partner agreements (with and without guarantees), referral agreements, and third party guarantee company agreements.
38. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Cara Lubit, Staff
Accountant, at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202)
551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                            Sincerely,
FirstName LastNameJun Xu
                                                            Division of
Corporation Finance
Comapany Name360 Finance, Inc.
                                                            Office of Financial
Services
August 23, 2018 Page 7
cc:       Will H. Cai, Esq.
FirstName LastName